UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 19, 2021

Bonanza Creek Energy, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-35371	61-1630631
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. employer identification number)

410 17th Street, Suite 1400
Denver, Colorado 80202
(Address of principal executive offices, including zip code)

(720) 440-6100
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	BCEI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01    Entry into a Material Definitive Agreement.
On May 19, 2021, Bonanza Creek Energy, Inc. (the “Company” or “BCEI”) entered into a letter agreement (the“Letter Agreement”) with the Administrative Agent and the Lenders under that certain Credit Agreement, dated as of December 7, 2018 (as amended or restated from time to time, the “Credit Agreement”), among the Company, each of the lenders from time to time party thereto (the “Lenders”), each of the issuing banks from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (the “Administrative Agent”). Pursuant to the Letter Agreement, the Lenders consented, subject to certain limitations, to the Company’s previously announced proposed merger of equals with Extraction Oil & Gas, Inc., a Delaware corporation (“XOG”), pursuant to the terms of that certain Agreement and Plan of Merger, dated May 9, 2021, by and among the BCEI, Raptor Eagle Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of BCEI, and XOG. Additionally, the Administrative Agent and the Lenders agreed to a postponement of the May 1, 2021 borrowing base redetermination to July 1, 2021.
The foregoing summary of the Letter Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Letter Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.
No Offer or Solicitation
This communication relates to a merger transaction (the “Merger” or the “Transaction”) between BCEI and XOG. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of the securities referred to in this document in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Important Additional Information
In connection with the Transaction, BCEI and XOG intend to file materials with the SEC, including (1) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) and (2) a Registration Statement on Form S-4 with respect to the Merger (the “Registration Statement”), of which the Joint Proxy Statement will be a part. After the Registration Statement is declared effective by the SEC, BCEI and XOG intend to send the definitive form of the Joint Proxy Statement to the shareholders of BCEI and the shareholders of XOG. These documents are not substitutes for the Joint Proxy Statement or Registration Statement or for any other document that BCEI or XOG may file with the SEC and send to BCEI’s shareholders or XOG’s shareholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF BCEI AND XOG ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BCEI AND XOG WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCEI, XOG, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement, as each may be amended from time to time, and other relevant documents filed by BCEI and XOG with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by BCEI will be available free of charge from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab or by contacting BCEI’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by XOG will be available free of charge from XOG’s website at www.extractionog.com under the “Investor Relations” tab or by contacting XOG’s Investor Relations Department at (720) 974-7773 or ir@extractionog.com.

Participants in the Solicitation
BCEI, XOG and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from BCEI’s shareholders and XOG’s shareholders in connection with the Transaction. Information regarding the executive officers and directors of BCEI is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 28, 2021. Information regarding the executive officers and directors of XOG is included in its Annual Report on Form 10-K/A filed with the SEC on April 30, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement, Joint Proxy Statement and other materials when they are filed with the SEC in connection with the Transaction. Free copies of these documents may be obtained as described in the paragraphs above.
Forward-Looking Statements and Cautionary Statements
Certain statements in this document concerning the Transaction, including any statements regarding the expected timetable for completing the Transaction, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding BCEI’s or XOG’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding BCEI and XOG’s plans and expectations with respect to the Transaction and the anticipated impact of the Transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.
These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of BCEI may not approve the issuance of new shares of BCEI Common Stock in the Transaction or that shareholders of XOG may not approve the Merger Agreement; the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of BCEI and XOG; the effects of the business combination of BCEI and XOG, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in BCEI’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, each of which is on file with the SEC and available from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab, and in other documents BCEI files with the SEC, and in XOG’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed amended Annual Report on Form 10-K/A, each of which is on file with the SEC and available from XOG’s website at www.extractionog.com under the “Investor Relations” tab, and in other documents XOG files with the SEC.
All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither BCEI nor XOG assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Item 9.01    Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1*
Letter Agreement, dated as of May 19, 2021, by and among Bonanza Creek Energy, Inc., the Administrative Agent and the Lenders under that certain Credit Agreement, dated as of December 7, 2018 (as amended or restated from time to time).

104	Cover Page Interactive Data File (formatted as Inline XBRL)
* Schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. BCEI agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bonanza Creek Energy, Inc.

Date: May 21, 2021	By:	/s/ Cyrus D. Marter IV
	Name:	Cyrus D. Marter IV
	Title:	Executive Vice President, General Counsel, and Secretary

Exhibit 10.1
Execution Version
May 19, 2021

Bonanza Creek Energy, Inc.
410 17th Street, Suite 1400
Denver, Colorado 80202
Attention: Cyrus D. Marter IV, General Counsel

Re:    Letter Agreement Regarding Extraction Oil & Gas, Inc. Merger and Scheduled Borrowing Base Redetermination

Ladies and Gentlemen:

Reference is hereby made to that certain Credit Agreement dated as of December 7, 2018 (as amended, restated, amended and restated, supplemented or otherwise modified, the “Credit Agreement”), among Bonanza Creek Energy, Inc., a Delaware corporation (the “Borrower”), each of the Lenders from time to time party thereto, each of the Issuing Banks from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (the “Administrative Agent”). Capitalized terms used herein without definition shall have the meanings given to them in the Credit Agreement.
1.    Borrower Request for Consent. The Borrower has advised the Administrative Agent and the Lenders that it has entered into that certain Agreement and Plan of Merger dated as of May 9, 2021, a copy of which is attached hereto as Exhibit A (as executed without giving effect to any subsequent amendment or modification thereto except to the extent not prohibited by the terms hereof, the “Extraction Merger Agreement”), by and among the Borrower, as “Parent”, Raptor Eagle Merger Sub, Inc., a Delaware corporation and a wholly owned Domestic Subsidiary of the Borrower (“Merger Sub”), as “Merger Sub”, and Extraction Oil & Gas, Inc., a Delaware corporation (“Extraction”), as “Company”, pursuant to which Merger Sub will be merged with and into Extraction, with Extraction being the surviving corporation (such transaction, as further described in the Merger Agreement, the “Extraction Merger”).
The Borrower has further advised the Administrative Agent and the Lenders that the Extraction Merger may not be permitted as a result of certain limitations set forth in the Credit Agreement. As a result, the Borrower has requested that the Lenders enter into this letter agreement (this “Letter Agreement”) to evidence the Lenders’ consent to the Extraction Merger on the terms and conditions set forth in this Letter Agreement.
2.    Borrower Request for Extension. Pursuant to Section 2.06(b) of the Credit Agreement, the Administrative Agent and the Lenders were scheduled to redetermine the Borrowing Base on or about May 1, 2021 (the “Spring 2021 Redetermination”). The Borrower has requested that the Administrative Agent and the Lenders enter into this Letter Agreement to evidence the Lenders’ agreement that the Spring 2021 Redetermination be postponed to on or about July 1, 2021 on the terms and conditions set forth herein (the “Specified Scheduled Redetermination Extension”).
3.    Limited Consent. In reliance on the representations, warranties, covenants and agreements contained in this Letter Agreement, the receipt and sufficiency of which are hereby acknowledged and confessed, and notwithstanding any limitations set forth in the Credit Agreement and subject to the satisfaction of the condition precedent in Section 7 hereof, the Lenders party hereto hereby consent to the Extraction Merger, subject to the following terms and conditions:

    (a)    the Extraction Merger shall occur (i) on or prior to 5:00 p.m. Denver, Colorado time, on November 9, 2021 (or such later date as the Administrative Agent may agree to in its sole discretion) and (ii) in accordance with the terms and conditions set forth in the Extraction Merger Agreement, with neither the Borrower nor Extraction nor any other party thereto being in material breach thereof;
    (b)    immediately after giving effect to the Extraction Merger, no Event of Default has occurred and is continuing; and
    (c)    immediately after giving effect to the Extraction Merger, each representation and warranty of each Credit Party contained in the Credit Agreement and the other Loan Documents to which it is a party shall be true and correct in all material respects on and as of the date of the Extraction Merger, except (i) to the extent any such representations and warranties are expressly limited to an earlier date, in which case, on and as of the date of the Extraction Merger, such representations and warranties shall continue to be true and correct in all material respects as of such specified earlier date, and (ii) to the extent that any such representation and warranty is expressly qualified by materiality or by reference to Material Adverse Effect, such representation and warranty (as so qualified) shall be true and correct in all respects.
For the avoidance of doubt and notwithstanding anything herein to the contrary, nothing in this Letter Agreement shall constitute or be deemed to constitute a consent to, extension of, or waiver of, the requirements of Section 8.14 and Section 8.18 of the Credit Agreement with respect to Extraction and any of its subsidiaries that are Domestic Subsidiaries.
4.    Grant of Extension. In reliance on the representations, warranties, covenants and agreements contained in this Letter Agreement, the receipt and sufficiency of which are hereby acknowledged and confessed, and notwithstanding anything to the contrary in Section 2.06(b) of the Credit Agreement and subject to the satisfaction of the condition precedent in Section 7 hereof, the Administrative Agent and each of the undersigned Lenders hereby agree to grant the Specified Scheduled Redetermination Extension. The extension granted herein shall apply only with respect to the Spring 2021 Redetermination and not to any future Scheduled Redeterminations.
5.    Limitations on Limited Consent and Grant of Extension. The limited consent and extension granted pursuant to this Letter Agreement are limited solely to the Extraction Merger and the Specified Scheduled Redetermination Extension. Nothing contained herein shall constitute or be deemed to constitute a consent to, extension of, or waiver of, any other action or inaction of the Borrower or any of the other Credit Parties which constitutes (or would constitute) a violation of any provision of the Credit Agreement or any other Loan Document, or which results (or would result) in a Default or Event of Default under the Credit Agreement or any other Loan Document, nor shall this Letter Agreement constitute a course of conduct or dealing among the parties. The Administrative Agent and the Lenders shall have no obligation to grant any future extensions, waivers, consents or amendments with respect to the Credit Agreement or any other Loan Document, and the parties hereto agree that this Letter Agreement shall not waive, affect or diminish any right of the Administrative Agent and the Lenders to hereafter demand strict compliance with the Credit Agreement and the other Loan Documents.
6.    Amendments to Extraction Merger Agreement. Without the prior written consent of the Administrative Agent, the Borrower will not, and will not permit any of its Restricted Subsidiaries to enter into any supplement, modification, amendment, or amendment and restatement of, or agree to any written waiver of any right or obligation of any Person under, the Extraction Merger Agreement (including without limitation the Borrower’s forgoing of any termination right it might have as a result of a breach of the Merger

Agreement by Extraction) if the effect thereof would be materially adverse to the Administrative Agent and/or the Lenders.
7.    Condition Precedent. The effectiveness of this Letter Agreement is subject to the Administrative Agent’s receipt of executed counterparts of this Letter Agreement from each Credit Party and the Required Lenders.

8.    Ratifications and Affirmations of the Credit Parties. Each Credit Party hereby expressly (a) ratifies and affirms its obligations under the Credit Agreement, as amended or otherwise modified hereby, and the other Loan Documents to which it is a party, (b) acknowledges, renews and extends its continued liability under the Loan Documents to which it is a party, (c) agrees, with respect to such Credit Party that is a Guarantor, that its Guarantee under the Guarantee Agreement remains in full force and effect with respect to the Obligations, (d) represents and warrants to the Lenders and the Administrative Agent that the execution, delivery and performance by such Credit Party of this Letter Agreement are within such Credit Party’s corporate, limited partnership or limited liability company powers (as applicable) and have been duly authorized by all necessary action, and (e) acknowledges the validity, enforceability and binding effect against such Credit Party of the Credit Agreement and each other Loan Document to which such Credit Party is a party, as amended or otherwise modified hereby, except to the extent the same may be limited by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally.

9.    Miscellaneous.

(a)    This Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law to the extent that the application of the laws of another jurisdiction will be required thereby. The provisions of Section 12.09 of the Credit Agreement are hereby incorporated by reference and made a part hereof.

(b)    The expense reimbursement and indemnification provisions of Section 12.03 of the Credit Agreement are hereby incorporated by reference and made a part hereof.

(c)    THIS LETTER AGREEMENT REPRESENTS THE FINAL AGREEMENT AMONG THE PARTIES REGARDING THE MATTERS SET FORTH HEREIN AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.
(d)    This Letter Agreement may be executed in separate counterparts and delivery of an executed signature page hereof by facsimile or electronic mail (including .pdf) shall be effective as delivery of manually executed counterpart hereof. This Letter Agreement constitutes a “Loan Document” under and as defined in Section 1.02 of the Credit Agreement.

[Signature Pages Follow]

                            Very truly yours,

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent and a Lender

By:	/s/ Darren Vanek
Name:	Darren Vanek
Title:	Authorized Officer

[Signature Page to
Letter Agreement Regarding Extraction Oil & Gas, Inc. Merger
and
Scheduled Borrowing Base Redetermination]

KEYBANK NATIONAL ASSOCIATION,
as a Lender

By:	/s/ Benjamin Brollier
Name:	Benjamin Brollier
Title:	Vice President

[Signature Page to
Letter Agreement Regarding Extraction Oil & Gas, Inc. Merger
and
Scheduled Borrowing Base Redetermination]

WELLS FARGO BANK, N.A.,
as a Lender

By:	/s/ Jonathan Herrick
Name:	Jonathan Herrick
Title:	Director

[Signature Page to
Letter Agreement Regarding Extraction Oil & Gas, Inc. Merger
and
Scheduled Borrowing Base Redetermination]

CITIBANK, N.A.,
as a Lender

By:	/s/ Cliff Vaz
Name:	Cliff Vaz
Title:	Vice President

[Signature Page to
Letter Agreement Regarding Extraction Oil & Gas, Inc. Merger
and
Scheduled Borrowing Base Redetermination]

U.S. BANK NATIONAL ASSOCIATION,
as a Lender

By:	/s/ John C. Springer
Name:	John C. Springer
Title:	Vice President

[Signature Page to
Letter Agreement Regarding Extraction Oil & Gas, Inc. Merger
and
Scheduled Borrowing Base Redetermination]

FIFTH THIRD BANK, NATIONAL ASSOCIATION,
as a Lender

By:	/s/ Jonathan H. Lee
Name:	Jonathan H. Lee
Title:	Managing Director

[Signature Page to
Letter Agreement Regarding Extraction Oil & Gas, Inc. Merger
and
Scheduled Borrowing Base Redetermination]

BANK OF AMERICA, N.A.,
as a Lender

By:	/s/ Ronald E. McKaig
Name:	Ronald E. McKaig
Title:	Managing Director

[Signature Page to
Letter Agreement Regarding Extraction Oil & Gas, Inc. Merger
and
Scheduled Borrowing Base Redetermination]

TRUIST BANK (as successor by merger to SunTrust Bank),
as a Lender

By:	/s/ Benjamin L. Brown
Name:	Benjamin L. Brown
Title:	Director

[Signature Page to
Letter Agreement Regarding Extraction Oil & Gas, Inc. Merger
and
Scheduled Borrowing Base Redetermination]

CAPITAL ONE, NATIONAL ASSOCIATION,
as a Lender

By:	/s/ Christopher Kuna
Name:	Christopher Kuna
Title:	Senior Director

[Signature Page to
Letter Agreement Regarding Extraction Oil & Gas, Inc. Merger
and
Scheduled Borrowing Base Redetermination]

BOKF, N.A. dba BANK OF OKLAHOMA,
as a Lender

By:	/s/ Taryn Watson
Name:	Taryn Watson
Title:	Vice President

[Signature Page to
Letter Agreement Regarding Extraction Oil & Gas, Inc. Merger
and
Scheduled Borrowing Base Redetermination]

COMERICA BANK,
as a Lender

By:	/s/ Caroline M McClurg
Name:	Caroline M McClurg
Title:	Senior Vice President

[Signature Page to
Letter Agreement Regarding Extraction Oil & Gas, Inc. Merger
and
Scheduled Borrowing Base Redetermination]

Accepted and Agreed to:

BORROWER:

BONANZA CREEK ENERGY, INC.,
a Delaware corporation

By:	/s/ Brant H. DeMuth
Name:	Brant H. DeMuth
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to
Letter Agreement Regarding Extraction Oil & Gas, Inc. Merger
and
Scheduled Borrowing Base Redetermination]

GUARANTORS:

BONANZA CREEK ENERGY, OPERATING COMPANY, LLC,
a Delaware limited liability company

By:	/s/ Brant H. DeMuth
Name:	Brant H. DeMuth
Title:	Executive Vice President and Chief Financial Officer

HOLMES EASTERN COMPANY, LLC,
a Delaware limited liability company

By:	/s/ Brant H. DeMuth
Name:	Brant H. DeMuth
Title:	Executive Vice President and Chief Financial Officer

ROCKY MOUNTAIN INFRASTRUCTURE, LLC,
a Delaware limited liability company

By:	/s/ Brant H. DeMuth
Name:	Brant H. DeMuth
Title:	Executive Vice President and Chief Financial Officer

HIGHPOINT RESOURCES CORPORATION,
a Delaware corporation

By:	/s/ Brant H. DeMuth
Name:	Brant H. DeMuth
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to
Letter Agreement Regarding Extraction Oil & Gas, Inc. Merger
and
Scheduled Borrowing Base Redetermination]

HIGHPOINT OPERATING CORPORATION,
a Delaware corporation

By:	/s/ Brant H. DeMuth
Name:	Brant H. DeMuth
Title:	Executive Vice President and Chief Financial Officer

FIFTH POCKET PRODUCTION, LLC,
a Delaware limited liability company

By:	/s/ Brant H. DeMuth
Name:	Brant H. DeMuth
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to
Letter Agreement Regarding Extraction Oil & Gas, Inc. Merger
and
Scheduled Borrowing Base Redetermination]

EXHIBIT A
Extraction Merger Agreement
[Attached]
Exhibit A